UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    For the Month of   November 2002
                                       -------------





                          CREW DEVELOPMENT CORPORATION
                          ----------------------------
                              (Name of Registrant)

          #400-837 W. Hastings St, Vancouver, British Columbia V6C 3N6
          ------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                Form 20-F [X]   Form 40-F [ ]



Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                   Yes [ ]       No [X}

                                    ENCLOSURE

     1.   Press Release dated: November 18, 2002

     2.   Material Change dated: November 18, 2002




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)




Date: November 18, 2002:    By /s/  Rupi Khanuja
                               ----------------------------------------
                               Rupi Khanuja, Corporate Controller

                                      CREW
                            DEVELOPMENT CORPORATION

November 18, 2002

TRADING SYMBOL:        TORONTO & OSLO: CRU
                       FRANKFURT: KNC, OTC-BB-other: CRWVF


                                  NEWS RELEASE


               RESULTS FOR THE FINANCIAL YEAR ENDED JUNE 30, 2002
               --------------------------------------------------

For the year ended June 30, 2002, the Company achieved operating income of CAD
20.2 million (2001 - CAD 9.2 million) on revenues of CAD 111.7 million (2001 - CAD 79.7 million). Also included in the results for the quarter are a provision for the impairment of CAD 19.6 million (2001 - CAD nil) in the value of the Company's investment in Asia Pacific Resources Ltd, and a provision of CAD 5 million (2001 - CAD nil) for the impairment of other mineral property interests, resulting in a net loss for the year ended June 30, 2002 of CAD 40.8 million (2001 - CAD 26.3 million).

The Company's operating results for the period include the consolidated financial results of Metorex Ltd., for the 10 months ended April 30, 2002. On April 24, 2002, Metorex issued 18.1 million shares in a private placement to other shareholders. On April 26, 2002, Crew sold 6.5 million shared of Metorex Ltd. for proceeds of CAD 2.9 million. As a result of these transactions, Company's interest in Metorex was reduced to 41%. Consequently, the Company no longer consolidates its interest in Metorex Ltd., effective April 30, 2002. On October 22, 2002, Crew further reduced its holding in Metorex by selling 28 million shares for proceeds of ZAR 83.2 million (CAD 12.6 million).

Crew is in the final stages of planning the commencement of production from the Nalunaq Gold Mine. Nalunaq has an existing stockpile containing approximately 28,000 oz of gold. Mine construction is expected to start in the first half of 2003, and the economics of the operation are considered to be robust. The average annual production is projected to be 90,000 oz at a cash operating cost of USD $168 per oz, based on an average ore production of 350 tonnes per day. A Memorandum of Understanding has recently been signed with Richmont Mines Ltd. for the batch treatment of Nalunaq ore at the Nugget Pond processing plant in Newfoundland. Relevant authorities are currently reviewing the feasibility and the environmental impact studies, and a mining permit is pending. Assuming all the necessary permits are received as anticipated, Nalunaq should be in production during 2003.

GOING FORWARD
Crew has over the last six months changed its strategy from having the ambition of becoming a broadly diversified multi-commodity mining company to focus primarily on precious metals. This change in strategy is a result of a management and board evaluation of where the main potential for near term income is, as well as where the company can see further growth based on the companies own financial and human resources. Management will focus on further reduction of costs, identify new projects with near term cash flow potential as well as developing existing assets.

It is management's view that Crew is well positioned to meet the future with an attractive portfolio of projects, a solid balance sheet and treasury. The company is of the opinion that Nalunaq as well as the other 3 structures with visual gold on Greenland, Lake-410, Ippatit and Nanisiaq individually and together plus Crew's 51% ownership in Hwini-Butre, Ghana, represents a considerable upside for Crew. There is a clear focus from management to develop these assets.

                                "Jan A. Vestrum"
                                ----------------
                                President and CEO

--------------------------------------------------------------------------------

    For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211,
email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.
       --------------                                             -------------
                  Visit our website at http://www.crewdev.com.
                                       -----------------------

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

CREW DEVELOPMENT CORPORATION
Consolidated Balance Sheets
(expressed in Canadian dollars)

-------------------------------------------------------------------------------------
As at June 30,                                                  2002             2001

-------------------------------------------------------------------------------------
ASSETS
CURRENT
        Cash                                           $   4,376,481    $  40,156,933
        Accounts receivable (Note 3)                         198,812       23,396,808
        Inventories (Note 4)                                    --          8,693,470
        Prepaid expenses                                     250,389          295,823
        Due from Metorex Limited (Note 23)                 2,263,232             --
        Future income taxes (Note 13)                           --          1,044,899
     --------------------------------------------------------------------------------
                                                           7,088,914       73,587,933

NALUNAQ MINERAL PROPERTY INTEREST (Note 5)                34,460,247       25,994,352
INVESTMENT IN METOREX LIMITED (Note 6)                    28,809,532             --
GEOTHERMAL PROJECT  (Note 7)                               2,613,596          249,853
INVESTMENT IN ASIA PACIFIC RESOURCES  (Note 8)             4,950,000       19,543,056
PROPERTY, PLANT AND EQUIPMENT (Note 9)                       891,347       93,512,669
OTHER MINERAL PROPERTY INTERSTS (Note 10)                  3,245,298        8,106,818
REHABILITATION TRUST FUND (Note 18)                             --          3,763,882
OTHER                                                         27,000          396,723
-------------------------------------------------------------------------------------
                                                       $  82,085,934    $ 225,155,286
=====================================================================================

LIABILITIES
CURRENT
        Bank indebtedness  (Note 11)                   $        --      $   1,361,120
        Accounts payable and accrued liabilities           2,648,712       29,584,363
        Income taxes payable                                    --          2,567,968
        Current portion of long-term debt (Note 12)             --          7,748,460
        Current portion of provisions ( Note 14)                --          3,482,998
     --------------------------------------------------------------------------------
                                                           2,648,712       44,744,909

LONG-TERM DEBT (Note 12)                                        --         10,484,144
FUTURE INCOME TAXES (Note 13)                              3,338,484       16,412,842
PROVISIONS (Note 14)                                            --          6,453,365
EMPLOYEE FUTURE BENEFITS                                        --          2,781,730
NON-CONTROLLING INTEREST                                   2,324,649       36,995,376
-------------------------------------------------------------------------------------
                                                           8,311,845      117,872,366
-------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
        Share capital (Note 15)                          160,114,934      156,750,902
        Share purchase warrants (Note 15 (g))                275,250             --
        Deficit                                          (83,846,598)     (42,697,223)
        Cumulative translation adjustment  (Note 16)      (2,769,497)      (6,770,759)
     --------------------------------------------------------------------------------
                                                          73,774,089      107,282,920
-------------------------------------------------------------------------------------
                                                       $  82,085,934    $ 225,155,286
=====================================================================================

         See accompanying notes to the Consolidated Financial Statements

   On behalf of the Board:
   Jan Vestrum  Director
   -------------
   Cameron Belsher-   Director





CREW DEVELOPMENT CORPORATION
Consolidated Statements of Loss and Deficit
(expressed in Canadian dollars)

------------------------------------------------------------------------------------------------------------
                                                                             Year ended        Year ended
                                                                            June 30, 2002     June 30, 2001
------------------------------------------------------------------------------------------------------------
MINERAL SALES                                                               $ 111,730,701    $  79,702,138
DIRECT COSTS OF MINERAL SALES                                                 (87,425,868)     (66,508,590)
AMORTIZATION                                                                   (4,108,590)      (3,985,344)
------------------------------------------------------------------------------------------------------------
                                                                               20,196,243        9,208,204
------------------------------------------------------------------------------------------------------------


EXPENSES
   Administration, office and general                                         (13,798,260)      (8,132,725)
   Amorization                                                                   (242,525)         (83,138)
   Interest                                                                    (1,530,963)        (634,274)
   Professional fees                                                           (1,857,503)        (795,648)
------------------------------------------------------------------------------------------------------------
                                                                              (17,429,251)      (9,645,785)
------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
   (Loss) gain on investment in Metorex Limited (Note 6 (d))                   (8,036,773)       3,540,665
   Provision for impairment of Chibuluma South Mine (Note 6(b))                (8,450,857)              -
   Loss on dilution of interest in geothermal asset (Note 7)                   (1,503,055)              -
   Provision for impairment in investment in Asia Pacific
         Resources (Note 8)                                                   (19,593,056)              -
   Provision for decline in value of investment in Mindoro Nickel
         Project  (Note 10)                                                          --        (34,024,132)
   Costs related to Mindoro Nickel Project (Note 10)                           (1,572,585)              -
   Provision for impairment of other mineral property interests (Note 10)      (5,009,878)              -
   Foreign exchange gain (loss)                                                   736,095       (1,043,032)
   Gain on sale of other assets                                                   431,480          211,113
   Interest and other income                                                    1,726,067        4,225,236
   ---------------------------------------------------------------------------------------------------------
                                                                              (41,272,562)     (27,090,150)
------------------------------------------------------------------------------------------------------------
LOSS BEFORE PROVISION FOR INCOME TAXES AND
   NON-CONTROLLING INTEREST                                                   (38,505,570)     (27,527,731)
------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES  (Note 13)
   Current                                                                      4,875,053        3,151,223
   Future                                                                      (4,228,918)      (7,499,169)
------------------------------------------------------------------------------------------------------------
                                                                                  646,135       (4,347,946)
------------------------------------------------------------------------------------------------------------
LOSS BEFORE NON-CONTROLLING INTEREST                                          (39,151,705)     (23,179,785)
NON-CONTROLLING INTEREST                                                       (1,598,984)      (3,103,752)
------------------------------------------------------------------------------------------------------------
NET LOSS                                                                      (40,750,689)     (26,283,537)
DEFICIT, BEGINNING OF THE YEAR                                                (42,697,223)     (16,413,686)
DIVIDEND (Note 7)                                                                (228,284)            --
NET LIABILITIES ACQUIRED ON REVERSE TAKEOVER OF
     NORTH PACIFIC GEOPOWER CORP (Note 7)                                        (170,402)            --
------------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                                        $ (83,846,598)   $ (42,697,223)
============================================================================================================

LOSS PER SHARE - BASIC AND DILUTED                                          $       (0.31)   $       (0.26)
============================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                 131,790,183      101,708,357
============================================================================================================

                       See accompanying Notes to the Consolidated Financial Statements
